UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No.             )

Daedalus Ventures, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

(CUSIP Number)

Eleazar Rivera, President & CEO

Alpha Network Alliance Ventures Inc.

11801 Pierce St., 2nd Floor

Riverside, CA 92505

Tel: 714-515-0269

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 29, 2011

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

	(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only): n/a
			Alpha Network Alliance Ventures Inc.
	(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) (b)

	(3)	SEC Use Only

	(4)	Source of Funds (See Instructions):	WC

	(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	(6)	Citizenship or Place of Organization:	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power:	31,390,000

	(8)	Shared Voting Power:	0

	(9)	Sole Dispositive Power:	31,390,000

	(10)	Shared Dispositive Power:	0

	(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	31,390,000

	(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	N/A

	(13)	Percent of Class Represented by Amount in Row (11):	100%

	(14)	Type of Reporting Person:	CO

SCHEDULE 13D

	(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):
			Eleazar Rivera
	(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) (b)

	(3)	SEC Use Only

	(4)	Source of Funds (See Instructions):	OO

	(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	(6)	Citizenship or Place of Organization:	US

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power:	31,390,000

	(8)	Shared Voting Power:	0

	(9)	Sole Dispositive Power:	31,390,000

	(10)	Shared Dispositive Power:	0

	(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	31,390,000

	(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	N/A

	(13)	Percent of Class Represented by Amount in Row (11):	100%

	(14)	Type of Reporting Person:	IN

ITEM 1.      SECURITY AND ISSUER.

Common Stock, par value $0.0001, of Daedalus Ventures, Inc., a Delaware corporation (the “Company” or “Issuer”)

The Company’s office address is at 11801 Pierce St., 2nd Floor, Riverside, CA 92505. Its telephone number at this location is 714-515-0269.

ITEM 2.      IDENTITY AND BACKGROUND.

This statement is filed by Alpha Network Alliance Ventures Inc., a Delaware corporation ("ANAV"), and Mr. Eleazar Rivera (each a "Reporting Person," and together, the "Reporting Persons").

ANAV purchased 31,390,000 of the Company's Common Stock as of March 29, 2011, pursuant to a Stock Purchase Agreement dated as of March 28, 2011 between ANAV and William Tay, the former sole officer, director and shareholder of the Company. ANAV is a corporation incorporated in the State of Delaware. ANAV is located at the following address: 11801 Pierce St., 2nd Floor, Riverside, CA 92505.

ANAV has never (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The controlling shareholder of ANAV is Mr. Eleazar Rivera, who is also the President, CEO and Director of ANAV. Mr. Eleazar Rivera’s business address is at 11801 Pierce St., 2nd Floor, Riverside, CA 92505. Mr. Eleazar Rivera has never (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Eleazar Rivera is a US citizen.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to a Stock Purchase Agreement, on March 29, 2011, ANAV purchased for a price of $59,990 in cash, 31,390,000 shares of the restricted shares of common stock from William Tay, the former sole officer, director and shareholder of the Company. ANAV used "working capital" to purchase the Company's Common Stock. As used herein, the Term "working capital" includes income from the business operations of ANAV plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general.

ITEM 4.      PURPOSE OF TRANSACTION.

The Reporting Persons acquired their interests in the Company pursuant to a transaction whereby Mr. Eleazar Rivera would become sole officer and director of the Company. The shares of Common Stock were acquired for the purpose of acquiring control of the Company and seeking one or more strategic acquisitions. In connection therewith, Mr. Eleazar Rivera and/or ANAV may recommend and/or vote in favor of one or more proposals which would amend the Company's Certificate of Incorporation and for the appointment of directors.

The Reporting Persons may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Persons may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, the Reporting Persons has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

(a) ANAV beneficially owns 31,390,000 shares of the Company's Common Stock, representing 100% interest in the shares of Common Stock currently issued and outstanding.

As the controlling stockholder of ANAV, Eleazar Rivera is the "control person" of the Company as that term is defined in the Securities Act of 1933, as amended.

(b) The responses of each Reporting Person to Items 7 though 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, ANAV or Mr. Eleazar Rivera has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

The Stock Purchase Agreement, dated March 28, 2011, between ANAV and William Tay (herein incorporated by reference from filing on Form 8-K by the Company on March 29, 2011).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alpha Network Alliance Ventures Inc.

A Delaware corporation

/s/ Eleazar Rivera

By: ________________________________

Name: Eleazar Rivera

Title: President and Director

Dated: March 29, 2011

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Eleazar Rivera

By: ________________________________

Name: Eleazar Rivera

Dated: March 29, 2011